Exhibit 99.1

Medley Capital Corporation

Computation of Ratios of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2013	2012	2011

Earnings:
Net increase in net assets resulting from operations	$39,417,756	$22,403,942	$9,534,134
Income tax expense, including excise tax	-	35,501	-
Total earnings before taxes	$39,417,756	$22,439,443	$9,534,134
Fixed Charges:
Interest expense	$13,448,329	$5,010,670	$163,072
Total fixed charges	$13,448,329	$5,010,670	$163,072
Earnings available to cover fixed charges	$52,866,329	$27,450,113	$9,697,206
Ratio of earnings to fixed charges	3.93	5.48	59.47